Exhibit 1

Cemex returns to the Mexican debt capital markets with the successful pricing of Sustainability-Linked Long-Term Notes

Monterrey, Mexico. October 4, 2023 – Cemex, S.A.B. of C.V. (“Cemex”) (NYSE: CX) announced the successful pricing on October 3, 2023 of its sustainability-linked long-term notes (certificados bursátiles de largo plazo) (the “Notes”) for an aggregate principal amount of $6 billion Mexican pesos, a transaction that represents its return to the Mexican debt market after a 15-year absence. The closing of the offering is expected to occur on October 5, 2023, subject to satisfaction of customary closing conditions.

The Notes consist of two tranches: the first, for an amount of $1 billion Mexican pesos with a 3-year tenor at a floating annual interest rate of TIIE 28 plus 0.45%, and the second, for $5 billion Mexican pesos with a 7-year tenor at a fixed annual interest rate of 11.48%. The Notes are guaranteed by Cemex Concretos, S.A. de C.V., Cemex Operaciones México, S.A. de C.V., Cemex Corp. and Cemex Innovation Holding Ltd.

The net proceeds from this issuance will be used to pay down debt, and accelerate Cemex’s growth strategy and pathway to an investment grade capital structure.

“We are very pleased with this new issuance that not only marks the return of Cemex to the local capital markets after a long absence, but it also confirms our commitment to foster the development of a deep and liquid capital market in Mexico.” said Maher Al-Haffar, Cemex CFO. “It also aligns with our objective to have 85% of our debt linked to sustainability metrics by 2030.”

Certain financial terms of the Notes are linked to compliance with the net carbon emissions indicator of scope 1 and 2, in accordance with the provisions of Cemex’s Sustainability-Linked Financing Framework (the “Framework”). Morningstar Sustainalytics, a global leader in ESG research and data, issued a second-party opinion relating to this Framework. The Framework and second-party opinion are both available at: https://www.cemex.com/investors/debt-information/sustainable-finance

This press release does not constitute an offer to acquire, nor a solicitation of an offer to sell or purchase any securities of Cemex in any transaction.

The Notes and their grantors have not been, and will not be, registered under the provisions of the United States Securities Act of 1933, as amended (the “Securities Act”) or any state securities law, nor they will be offered or sold in the United States of America.

This press release does not constitute an offer to sell or a solicitation of an offer to sell or an announcement regarding the Notes in any province or territory of Canada.

The Notes are not intended to be offered, sold, distributed, or otherwise made available in any other form, and shall not be offered, sold, distributed, or otherwise made available to any investor in the European Economic Area.

The Notes are not intended to be offered, sold, distributed or otherwise made available in any other form, and shall not be offered, sold, distributed, or otherwise made available to any investor in the United Kingdom.

Contact information

Analyst and Investor Relations - Monterrey

Fabián Orta

+52 (81) 8888-4327

ir@cemex.com

Analyst and Investor Relations - New York

Scott Pollak

+1 (212) 317-6011

ir@cemex.com

Media Relations

Jorge Pérez

+52 (81) 8259-6666

jorgeluis.perez@cemex.com

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The information contained in this press release is for informational purposes only. Except as the context otherwise may require, references in this press release to “Cemex,” ”we,” ”us,” ”our,” refer to Cemex, S.A.B. de C.V. There is currently no single globally recognized or accepted, consistent, and comparable set of definitions or standards (legal, regulatory, or otherwise) of, nor widespread cross-market consensus i) as to what constitutes, a ‘green’, ‘social,’ or ‘sustainable’ or having equivalent-labelled activity, product, or asset; or ii) as to what precise attributes are required for a particular activity, product, or asset to be defined as ‘green’, ‘social,’ or ‘sustainable’ or such other equivalent label; or iii) as to climate and sustainable funding and financing activities and their classification and reporting. Therefore, there is little certainty, and no assurance or representation is given that such activities and/or reporting of those activities will meet any present or future expectations or requirements for describing or classifying funding and financing activities as ‘green’, ‘social’, or ‘sustainable’ or attributing similar labels. We expect policies, regulatory requirements, standards, and definitions to be developed and continuously evolve over time. This press release contains forward-looking statements within the meaning of the U.S. federal securities laws. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in the U.S. federal securities laws. In some cases, these forward looking statements and information are necessarily subject to risks, uncertainties, and assumptions, including but not limited to statements related to Cemex’s plans, objectives, expectations (financial or otherwise) and typically can be identified by the use of forward-looking words such as “may,” “assume,” “might,” “should,” “could,” “continue,” “would,” “can,” “consider,” “anticipate,” “estimate,” “expect,” “envision,” “plan,” “believe,” “foresee,” “predict,” “potential,” “target,” “strategy,” “intend,” “aimed” or other similar terms. Although Cemex believes that its expectations are reasonable, it can give no assurance that these expectations will prove to be correct, and actual results may vary materially from historical results or results anticipated by forward-looking statements due to various factors. These forward-looking statements reflect, as of the date such forward-looking statements are made, or unless otherwise indicated, our current expectations and projections about future events based on our knowledge of present facts and circumstances and assumptions about future events. These statements necessarily involve risks, uncertainties, and assumptions that could cause actual results to differ materially from historical results to differ or those anticipated in this press release, as well as our expectations. Some of the risks, uncertainties, assumptions, and other important factors that could cause results to differ, or that otherwise could have an impact on us or our consolidated entities, include, but are not limited to: the impact of pandemics, epidemics or outbreaks of infectious diseases and the response of governments and other third parties, which could adversely affect, among other matters, the ability of our operating facilities to operate at full or any capacity, supply chains, international operations, availability of liquidity, investor confidence and consumer spending, as well as the availability of, and demand for, our products and services; the cyclical activity of the construction sector; our exposure to other sectors that impact our and our clients’ businesses, such as, but not limited to, the energy sector; availability of raw materials and related fluctuating prices of raw materials, as well as of goods and services in general, in particular increases in prices as a result of inflation; volatility in pension plan asset values and liabilities, which may require cash contributions to the pension plans; the impact of environmental cleanup costs and other remedial actions, and other liabilities relating to existing and/or divested businesses; our ability to secure and permit aggregates reserves in strategically located areas; the timing and amount of federal, state and local funding for infrastructure; changes in the level of spending for private residential and private nonresidential construction; changes in our effective tax rate; competition in the markets in which we offer our products and services; general political, social, health, economic and business conditions in the markets in which we operate or that affect our operations and any significant economic, health, political or social developments in those markets, as well as any inherent risks to international operations; the regulatory environment, including environmental, energy, tax, labor, antitrust, and acquisition-related rules and regulations; our ability to satisfy our obligations under our material debt agreements, the indentures that govern our outstanding notes and our other debt instruments and financial obligations, including our subordinated notes with no fixed maturity and other financial obligations; the availability of short-term credit lines or working capital facilities, which can assist us in connection with market cycles; the impact of our below investment grade debt rating on our cost of capital and on the cost of the products and services we purchase; loss of reputation of our brands; our ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from our cost-reduction initiatives, implement our pricing initiatives for our products and generally meet our business strategy goals; the increasing reliance on information technology infrastructure for our sales, invoicing, procurement, financial statements and other processes that can adversely affect our sales and operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; changes in the economy that affect demand for consumer goods, consequently affecting demand for our products and services; climate change, in particular reflected in weather conditions, including, but not limited to, excessive rain and snow, and disasters such as earthquakes and floods, that could affect our facilities or the markets in which we offer our products and services or from where we source our raw materials; trade barriers, including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from, free trade agreements, including the United States–Mexico–Canada Agreement; availability and cost of trucks, railcars, barges and ships, as well as their licensed operators and drivers, for transport of our materials; labor shortages and constraints; terrorist and organized criminal activities as well as geopolitical events, such as war and armed conflicts, including the current war between Russia and Ukraine; declarations of insolvency or bankruptcy, or becoming subject to similar proceedings; natural disasters and other unforeseen events (including global health hazards such as COVID-19); and the other risks and uncertainties described under “Risk Factors” in our 2022 annual report in Form 20-F filed with the Securities and Exchange Commission of the United States and our 2022 Mexican annual report, filed with the Mexican Banking and Securities Commission, which factors are hereby incorporated by reference. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from historical results, performance or achievements, and/or otherwise could have an impact on us or our consolidated entities. Any or all of Cemex’s forward-looking statements may turn out to be inaccurate and the factors identified above are not exhaustive. Accordingly, undue reliance on forward looking statements should not be placed, as such forward-looking statements speak only as of the dates on which they are made. Readers are urged to read this press release and carefully consider the risks, uncertainties and other factors that affect our business and operations. The information contained in this press release is subject to change without notice, and the forward-looking statements may be revised or supplemented, but Cemex is not under, and expressly disclaims, any obligation to publicly update or revise forward-looking statements after the date hereof or to reflect the occurrence of anticipated or unanticipated events or circumstances. Readers should review future reports filed or furnished by us to the U.S. Securities and Exchange Commission and the Mexican Banking and Securities Commission. There can be no assurance that the transactions described herein will be consummated or as to the ultimate terms of any such transactions.